EXHIBIT 99.A.8

Hampshire Group, Limited
Hampshire Group, Limited
114 W. 41st Street
New York, New York 10036

March 3, 2009

To our Stockholders:

We are pleased to inform you that Hampshire Group, Limited (the “Company”) has entered into a merger agreement providing for the acquisition of the Company by NAF Holdings II, LLC (“Parent”). In accordance with the merger agreement, on February 27, 2009, Parent, through a wholly owned subsidiary, commenced a tender offer to purchase all of the outstanding shares of the Company’s common stock for $5.55 per share in cash.

The tender offer is conditioned upon, among other things, a sufficient number of shares being validly tendered and not withdrawn prior to the expiration of the offer that would allow the Parent’s subsidiary, following its exercise of an option to purchase as many as all authorized but unissued shares of the Company’s common stock, if necessary, to obtain one share more than 90% of all outstanding shares. The tender offer will be followed by a merger in which each share of the Company’s common stock not purchased in the tender offer will be converted into the right to receive $5.55 per share in cash, net to the seller.

Your Board of Directors has determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and fair to and in the best interests of the Company’s stockholders, has approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and recommends that the Company’s stockholders accept the offer and tender their shares in the offer.

Parent’s Offer to Purchase, dated February 27, 2009, together with related materials to be used for tendering your shares have been previously provided to you and have been filed with the Securities Exchange Commission. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Very truly yours,

/s/ Michael S. Culang
Michael S. Culang
Chief Executive Officer